Clean Air for Industry

TURBOSONIC TECHNOLOGIES REPORTS FULL YEAR OPERATING RESULTS

For Immediate Release
Waterloo, Ontario, Canada
September 20, 2007

TURBOSONIC TECHNOLOGIES, INC. (OTC Bulletin Board – TSTA), a leading provider of air pollution control technologies, today announced the following audited operating results for its twelve-month fiscal year ended June 30, 2007:

Twelve Months Ended
	06/30/07	06/30/06
US Dollars
Total Revenues	$ 22,893,353	$ 16,047,140
Income before Provision for Taxes	$ 839,213	$ 821,258
Net Income	$ 1,281,462	$ 815,850
Basic Earnings per Share	$ 0.09	$ 0.06
Weighted Average Number of Shares Outstanding	14,933,087	13,505,474

Commenting on the Company’s results, Edward Spink, TurboSonic Chairman and CEO, said, "We have seen a 42% increase in revenue for fiscal 2007 over the previous year. While our backlog is not yet at a level that we are satisfied with, orders booked and projected to be completed in the current fiscal year has increased to US$5.9 million, as of today, from US$3.3 million as of June 30, 2007. Our Income before Taxes for fiscal 2007 was reduced by $700,000 as a consequence of our investment in research and development (R&D) and the opening of our EU office in Italy. This R&D investment, in the order of ten times our historical average annual investment, was made to accelerate development of new products and improvement of existing products for TurboSonic. We believe that these investments will contribute to TurboSonic’s future growth and reach into global markets.

Basic Earnings per Share for our 2007 fiscal year includes a $0.03 benefit attributable to the recording of our US tax loss carry-forwards as an asset, in accordance with GAAP.

TurboSonic Technologies (www.turbosonic.com) designs and markets air pollution control technologies to industrial customers worldwide. Its products are designed to meet and exceed the strictest emissions regulations, improve performance and reduce operating costs.

Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from the results, performance or achievements expressed or implied by the forward-looking statement. Factors that impact such forward-looking statements include, among others, changes in general economic conditions, interest rates, government regulations, and competition.

For further information, contact:
Ed Spink, CEO
TurboSonic Technologies, Inc.
550 Parkside Drive, Waterloo, Ontario, Canada N2L 5V4
Phone: (519) 885-5513    Fax: (519) 885-6992
www.turbosonic.com    email: info@turbosonic.com

www.turbosonic.com